Mail Stop 3561

March 27, 2007

Via U.S. Mail

Mr. Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
3150 139th Avenue SE
Bellevue, Washington 98005

RE: Expedia, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007
File No. 000-51447

Dear Mr. Khosrowshahi:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29
Results of Operations, page 36

1.   We note your discussion of revenues appears to contain financial and non-
        financial measures such as room nights stayed, revenue per room night and hotel
        raw margins. To the extent that management uses such measures to manage the
        business and views them as key performance indicators for assessing the
        operating performance of the company, you should consider separate disclosure
        of these indicators within your operating metrics section. Refer to SEC Release
        34-48960.

Operating Income, page 39

2.   We note from your disclosure that in 2005 operating income included a $79.9
        million decrease to stock-based compensation expense mainly due to the benefit
        of $44.7 million related to changes in estimated forfeiture rates and capitalization
        of software development costs. However, we note that little, if any, information
        has been provided with respect to the underlying reasons for decrease relating
        changes in estimated forfeiture rates and capitalization of software development
        costs. Further, it is unclear to us why stock-based compensation expense would
        decrease as a result of capitalization of software development costs. Please advise
        and revise future filings accordingly.

3.   Further, according to page F-27 of your Form 10-K for the fiscal year ended
        December 31, 2005 you indicate that the change in the estimated forfeiture rates
        during fiscal 2005 resulted in the recognition of a cumulative benefit of $43.4
        million within the income statement. You also state that you periodically evaluate
        your forfeiture rates and update the rates used in determining your stock-based
        compensation expense. In this regard, please tell us, prior to your most recent
        evaluation of your forfeiture rates (i.e. fiscal 2005), when the last assessment of
        forfeiture rates occurred. Tell us why your fiscal 2005 evaluation resulted in such
        a material change in estimate when you evaluate your forfeiture rates on a
        periodical basis. Your response should include the analysis, including any
        significant assumption made and estimates used by management in determining
        the forfeiture rates. We may have further comment upon receipt of your response.

Foreign Exchange Risk, page 46

4.   We note your disclosure that you have exposure to foreign exchange risk.
        However, your disclosure does not appear to contain the quantitative information
        concerning market risk as required by Regulation S-K, Item 305. Please expand
        your presentation in future filings to include this information using one of the
        prescribed formats outlined in Item 305(a) of Regulation S-K.

Expedia, Inc. Consolidated Financial Statements, page F-1
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive
Income, page F-6
Note 10 – Income Taxes, page F-26

5.   Reference is made to the line item caption Spin-off related tax adjustments in the
        amount of $34,288 for fiscal 2006. We note from your disclosure on page F-27
        that under the Tax Sharing Agreement, IAC can make certain elections in
        preparation of tax returns related to the period from January 1, 2005 through the
        Spin Off date, which may change the amount of income taxes you owe for the
        period after the Spin Off and that you account for such changes as adjustments to
        stockholders' equity in accordance with EITF No. 94-10. However, it is unclear
        to us based upon your current disclosure why recognition of such adjustments
        within stockholders' equity rather than the income statement is considered
        appropriate. In this regard, please explain to us and expand your footnote in
        future filings to disclose in greater detail the nature, facts and circumstances
        surrounding the Spin-off related tax adjustments of $34,288 and provide us with
        the basis that supports your conclusion. We may have further comment upon
        receipt of your response.

Consolidated Statements of Cash Flows, page F-7

6.   Please reconcile for us the $32,518 of "acquisitions, net of cash acquired," in
        2006 with the $3.3 million for the Egencia acquisition and $18.3 million for Trip
        Advisory disclosed in Note 3.

7.   In a related matter, please reconcile for us the same line item for 2005 of $10.5
        million of cash proceeds from acquisitions to the disclosures provided in note 3
        related to the exercise of the eLong warrant.

8.   We note from your disclosure on page F-9 that you reclassified net foreign
        exchange gains and losses on cash of U.S. functional subsidiaries held in foreign
        currencies from operating cash flows to effect of exchange rate changes on cash
        and cash equivalents for fiscal 2005 and 2004. You indicate this was to

appropriately reflect foreign currency impacts on cash and cash equivalents for the periods presented. However, based on your revised presentation and changes made to prior year amounts, it appears amounts representing foreign exchange gain/loss which appear to have been previously presented on a net basis (i.e. included within effect of exchange rate changes on cash and cash equivalents) were reclassified from effect of exchange rate changes on cash and cash equivalents to operating cash flows. Please confirm, if true, or alternatively, explain to us in greater detail how and why the change in prior year presentation resulted in a reclassification of amounts from operating activities to effect of exchange rate changes on cash and cash equivalents as it is unclear based upon your current disclosure.

Notes to Consolidated Financial Statements, page F-8
Note 2 – Significant Accounting Policies, page F-8
Income Taxes, page F-13

9.   We note your disclosure that you determine deferred tax assets and liabilities based on "tax rates that we expect will be in effect when we realize the underlying items of income and expense." Please clarify for us and within your disclosure whether you are using the enacted tax rates that are expected to apply when realized and not estimates of future rates. Please refer to paragraph 8c of SFAS 109 and advise.

Fair Value of Financial Instruments, page F-16

10.   Please revise future filings to explain in greater detail what is meant by the "appropriate valuation methodologies" used by management to determine the fair value of your derivative liabilities. Tell us and revise your disclosures to describe how your valuation methodologies comply with the guidance in SFAS 133 and 107.

Note 14 – Commitments and Contingencies, page F-32
Legal Proceedings, page F-33
Litigation Relating to Hotel Occupancy Taxes, page F-33

11.   Given the significant number of lawsuits related to the occupancy taxes beginning on page 20 and your disclosure on page F-13 that you have established a reserve for the potential settlement of these issues, we believe you should revise future filings to include more detailed disclosure of possible losses and/or settlements as a result of these cases. Please refer to paragraphs 9 and 10 of SFAS 5 and revise to include further details concerning the nature of the cases, progress to date, any

        relevant judgments, proposed settlements, and amounts accrued as well as the range of possible losses.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at (202) 551-3624 or Joe Foti (202) 551-3816 if you have questions.

        Sincerely,

        Linda Cvrkel
        Branch Chief